Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Fortune Brainstorm Tech Blog: Xerox CEO defends ACS deal

By: Jon Fortt, senior writer

Tuesday, September 29, 2009, 6:30 AM

http://brainstormtech.blogs.fortune.cnn.com/2009/09/29/xerox-ceo-defends-acs-deal/

Xerox’s new CEO bets big on services. Can she convince investors she made the right move?

Ursula Burns calls less than 30 minutes after the markets close on the most tumultuous trading day in Xerox (XRX) history, and she sounds, well, energized. Not quite 100 days into the CEO job, on Monday she launched the biggest acquisition bid in the company’s history and survived a 15% drop in its stock price on record volume. And she’s still standing.

“I was positively surprised that it wasn’t as bad as it could be,” she says, adding that she’s ready to continue explaining the deal to Wall Street. “Exciting times.”

Investors are understandably less sanguine than Burns. Her $5.7 billion cash and stock offer for outsourcing giant Affiliated Computer Services (ACS) would put $3 billion in debt onto the books, and more than double Xerox’s employee headcount from 54,00 to 128,000. This, when investors had been expecting nice, safe stock buybacks.

Burns, a plainspoken Brooklynite known for her engineering savvy and her operational discipline, isn’t interested in playing it safe. In her move to grab ACS, she is embracing the same forces that drove Hewlett-Packard (HPQ) to purchase EDS for $13.9 billion last year, and Dell (DELL) to offer $3.9 billion for Perot Systems (PER) just last week.

In a maturing enterprise technology market, customers increasingly want to outsource the purchase and management of complicated systems, and to offload administrative tasks. By purchasing ACS, Xerox can offer to handle more tasks for its customers, and earn profits while putting its products to work. It helps that ACS has 10% profit margins, and grew revenue at about 6% this past year. The deal is expected to close in early 2010.

From copiers to services

Though investors aren’t yet buying it – Burns will have to convince them – this move probably makes sense for Xerox. ACS would transform the company from a seller of printing equipment and print services with $16 billion in revenues into a $22 billion specialist in gathering, analyzing and sharing information. Without a bold services move, Xerox faces stagnating revenue in its core product business as it matures.

Dallas-based ACS specializes in business process outsourcing, the paper-intensive, back-office work like payroll and benefits, auto and mortgage loan processing and Medicaid claims. Burns believes that with ACS in the Xerox portfolio, her sales team could expand its business to Europe, where Xerox’s brand is strong and ACS has almost no presence today. And Xerox could boost ACS margins by offering its technology to eliminate paper and automate more processes.

“ACS has got a services portfolio in state and local government that, at this point in the maturity scheme of things, cannot be replicated,” says Jefferies & Co. analyst Joseph Vafi, who covers ACS. “At this valuation, the deal is a success for Xerox even without much synergy. Obviously Xerox needs to sell the deal a little more to their investor base, which wasn’t looking for a big acquisition.”

Though it blindsided Wall Street, this deal arguably looks downright sweet for Xerox – compared, say, to Dell’s plan to buy Perot Systems. Dell is paying 29 times estimated 2010 earnings for Perot, while Xerox would get ACS for about 14 times its estimated 2010 earnings. Plus, many of the information analysis problems ACS tackles every day are precisely the ones Xerox scientists are trying to solve. For example, ACS, which runs the E-ZPass electronic toll collection system in some areas on the East Coast, could use Xerox character recognition technology to digitally read the license plates of toll lane violators and issue them tickets.

A deal too rich for investors?

In fact, the deal might be a little too sweet. Even before Xerox shares took their beating on Monday, Burns was offering a relatively modest 33.6% premium over ACS’s Friday closing price. Some analysts suggested to Fortune that she might have to raise the bid to make up for the stock shrinkage and satisfy ACS shareholders.

Then again, flamboyant ACS founder and Chairman Darwin Deason, who holds super-voting class B shares in the company, may have the only opinion that ultimately matters. Xerox plans to pay him $300 million in convertible preferred stock for those class B ACS shares, on top of the even bigger payout he would get for his stake on the company. He, not surprisingly, supports the deal.

Burns says she isn’t too worried about other companies swooping in to snatch ACS from Xerox. “We have a fair price on the table. ACS has been in and out of deals over the past couple of years – if somebody wanted to come in, I think they would have come in already.”

Now her challenge will be convincing a skeptical Wall Street that this deal is good for everyone. Day one didn’t go so well – she had to rush the news out to keep it from breaking in the press, and short sellers and arbs jumped into the fray, a combination that drove Xerox trading volumes to more than 25 times the normal level.

Over the next days and weeks, her message to investors will be to take a deep breath and take a fresh look at ACS. “If you asked us to stay in the print and copy infrastructure business, you would sell us only because we’d have very little future,” she says. “We’re actually scaling our services business and scaling our BPO in a very effective way to respond to changes in the marketplace.”